December 12, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 5: Form N-1A

Post-Effective Amendment No. 40 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 40 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-82621

Investment Company Act No. 811-09439

Dear Mr. Zapata:

We filed through EDGAR on September 22, 2016 on behalf of Prudential Investment Portfolios 5 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 40 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 40 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding 12 new series to the Trust, Prudential Day One Income Fund, Prudential Day One 2010 Fund, Prudential Day One 2015 Fund, Prudential Day One 2020 Fund, Prudential Day One 2025 Fund, Prudential Day One 2030 Fund, Prudential Day One 2035 Fund, Prudential Day One 2040 Fund, Prudential Day One 2045 Fund, Prudential Day One 2050 Fund, Prudential Day One 2055 Fund, and Prudential Day One 2060 Fund (collectively, the “Funds” and each, a “Fund”).

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on October 25, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 46 to the Registrant’s Registration Statement to be filed on or about December 12, 2016 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

PROSPECTUS

1. Comment

When referring to below-investment grade bonds, please add that these may be referred to as junk bonds.

Response

The Prospectus has been revised to reflect this change.

2. Comment

In “Fund of Funds Risk”, there is a statement that “investing in an Underlying Fund will also expose the Fund to a pro rata portion of the Underlying Fund’s fees and expenses.” Should this refer to a contractual flat fee that you would pay, rather than a pro rata portion based on the amount of assets? Is this sentence accurate and if not, please redraft to state that the Fund will pay a contracted percentage.

Response

The Registrant submits that the statement is accurate as is. This statement refers to the fees and expenses incurred indirectly by a Fund as a result of its investments in shares of one or more Underlying Funds, as described in Item 3.3(f)(i) of Form N-1A. The Fund is paying its pro rata share of the fees and expenses of the Underlying Funds, not a contracted percentage of the fees and expenses of the underlying fund.

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel